UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Rule 13d-2) (Amendment No. 1)*

eTelecare Global Solutions, Inc.
(Name of Issuer)

Common Shares, PhP2.00 par value
(Title of Class of Securities)

29759R102
(CUSIP Number)

Ayala Corporation Alfredo I. Ayala 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Metro Manila, Philippines 1226 (632) 841-5324
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29759R102

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AYALA CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF (Internally-generated funds)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Philippines
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,955,541 common shares (post reverse stock split, at PhP2.00 par value as of November 20, 2007)
	8.	SHARED VOTING POWER Not Applicable
	9.	SOLE DISPOSITIVE POWER Not Applicable
	10.	SHARED DISPOSITIVE POWER Not Applicable
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,955,541 common shares (post reverse stock split, at PhP2.00 par value as of November 20, 2007)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.75%
14.	TYPE OF REPORTING PERSON (See Instructions) HC (Control Person)

General

This Amendment No. 1 amends and supplements the statement on Schedule 13D (the “Schedule 13D”), filed with the United States Securities and Exchange Commission (the “Commission”) on May 8, 2007.  The purpose of this Amendment No. 1 is to report that, since the filing of the Schedule 13D, a material change occurred in the percentage of Shares (as defined herein) beneficially owned by the Reporting Person resulting from the purchases of an aggregate of 369,579 Shares, consisting of 253,941 American Depositary Shares (“ADS”) and 115,638 common shares, from November 6, 2007 to close of business (5:00 p.m., Manila time) on November 20, 2007.

Item 1.  Security and Issuer

The class of equity securities to which this Amendment No. 1 relates are the common shares, including those represented by ADS, of eTelecare Global Solutions, Inc., a corporation duly organized and existing under Philippine law (the “Issuer”) with a par value of PhP2.00 per share (the “Shares”).  The principal executive offices of the Issuer are located at 31st Floor Cyberzone Building, Eastwood City, Cyberpark Bagumbayan, Quezon City, Philippines.  The Shares were registered with the Commission on March 27, 2007.

Item 2.  Identity and Background

The name of the person filing this statement is Ayala Corporation.

Ayala Corporation wholly owns Azalea International Venture Partners Ltd. (a British Virgin Islands “BVI” company), and Azalea International Venture Partners, Ltd. in turn wholly owns LiveIt Investments Limited, a BVI company (formerly known as OneLife Investment Ltd.), which, in turn, wholly owns Newbridge International Investment Ltd. (the “Buyer”), also a BVI company.

The principal office of Ayala Corporation is 34th Floor Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226.

The principal offices of Azalea International Venture Partners Ltd., LiveIt Investments Limited and Newbridge International Investment Ltd. are c/o 33rd Floor Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226.

The name, business address, present principal occupation or employment, principal business address and citizenship of each director and executive officer of Ayala Corporation, Newbridge International Investment Ltd., Azalea International Venture Partners Ltd. and LiveIt Investments Limited are set forth in the attached Schedule A.

Ayala Corporation is the holding company of the Ayala group with principal business interests in real estate and hotels, financial services and bancassurance, telecommunications, electronics, information technology and business process outsourcing services, utilities, automotives, international and other sectors.

Azalea International Venture Partners Ltd., LiveIt Investments Limited and Newbridge International Investment Ltd. are offshore investment vehicles utilized by Ayala Corporation for its various investments in the business process outsourcing sector.

During the last five years, none of Ayala Corporation, Azalea International Venture Partner Ltd., LiveIt Investments Limited and Newbridge International Investment Ltd., and to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate price for the Shares purchased from November 6, 2007 to close of business (5:00 p.m., Manila time) on November 20, 2007 was US$3.28 million (exclusive of commissions and other fees and based on the Philippine Dealing System exchange rate of PhP43.11:US$1.00 as of close of business (5:00 p.m., Manila time) on November 20, 2007).  The consideration was paid from Ayala Corporation’s own funds via the chain of ownership mentioned in Item 2 above.

For more details about the above-mentioned Share purchases, please see Item 5 of this Amendment No. 1 and Schedule B attached hereto.

Item 4.  Purpose of Transaction

The Shares to which this Amendment No. 1 relates were acquired for investment purposes only.

Ayala Corporation currently intends, depending on market and other conditions, and in its sole discretion, to consider acquiring additional Shares of the Issuer and thereby increase its total beneficial ownership interest to 20% of total outstanding Shares on a fully diluted basis (or approximately 22% of the Issuer’s total current outstanding Shares on an undiluted basis), in order, among other things, to allow Ayala Corporation to account for its Shares under the equity method of accounting.  There can be no assurance that Ayala Corporation will in fact acquire any additional Shares apart from those reported in this Amendment No. 1.

Ayala Corporation also intends to review its holding in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing its investment in the Issuer.  As part of this ongoing review, Ayala Corporation has engaged or may in the future engage legal and financial advisors to assist it in such review and in evaluating strategic alternatives that are or may become available with respect to its holding in the Issuer.

Except as set forth in this Amendment No. 1, Ayala Corporation has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)     Ayala Corporation has acquired, through the investment vehicles mentioned in Item 2 above, and for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 3,955,541 Shares, representing approximately 13.75% of the outstanding Shares of the Issuer as of the close of business (5:00 p.m., Manila time) on November 20, 2007.

Except as set forth in this Item 5(a), none of Buyer, and, to the best of its knowledge, any persons named in Schedule A, hereto owns beneficially any Shares.

(b)     Ayala Corporation, through the investment vehicles mentioned in Item 2 above, has sole power to vote and to dispose of the 3,955,541 Shares.

(c)     Information concerning transactions in Shares during the last sixty (60) days by Ayala Corporation, through the investment vehicles mentioned in Item 2 above, is set forth below and in the attached Schedule B.

As of the date of the filing of the Schedule 13D by Ayala Corporation, May 8, 2007, Ayala Corporation beneficially owned 7,171,925 Shares, representing approximately 12.6% of the Issuer’s outstanding capital stock upon the Issuer’s initial public offering of ADS.  On September 3, 2007, the Issuer effected a two-for-one reverse split of common shares which resulted in the number of the Issuer’s outstanding capital stock being reduced by half (i.e. from 57,327,686 outstanding Shares to 28,663,843 outstanding Shares).  As a result of the reverse stock split, the number of Shares beneficially owned by Ayala Corporation decreased to 3,585,962 (as of September 3, 2007), which still represented approximately 12.51% of the Issuer’s outstanding capital stock.  As of October 29, 2007, the total number of outstanding Shares of the Issuer was 28,766,346.

As of the date of the filing of this Amendment No. 1, the percentage of the Shares beneficially owned by Ayala Corporation has increased to 13.75% as a result of the purchases of an aggregate of 369,579 Shares from November 6, 2007 to close of business (5:00 p.m., Manila time) on November 20, 2007.

(d)     Not Applicable.

(e)     Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of Ayala Corporation, Azalea International Venture Partners Ltd., LiveIt Investments Limited and Newbridge International Investment Ltd., there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2007
Date

/s/Solomon M. Hermosura
Signature

Solomon M. Hermosura Managing Director
(Name/Title)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

AYALA CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Ayala Corporation (“Reporting Person”) are set forth below.

Name	Employer & Business Address	Occupation/Position	Citizenship
Jaime Augusto Zobel de Ayala II	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Chairman and CEO; Director	Filipino
Fernando Zobel de Ayala	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	President and COO; Director	Filipino
Mercedita S. Nolledo	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Director and Corporate Secretary	Filipino
Delfin L. Lazaro	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Director	Filipino
Xavier P. Loinaz	c/o Bank of the Philippine Islands 19/F BPI Head Office Ayala Avenue corner Paseo de Roxas, Makati City Philippines 1226	Director	Filipino
Meneleo J. Carlos, Jr.	c/o Resins, Inc. E. Rodriguez Ave., Bgy. Bagong Ilog, Pasig City Philippines	Director	Filipino
Toshifumi Inami	c/o Mitsubishi Corporation 52/F PBCom Tower VA Rufino St., Makati City	Director	Japanese
Rufino Luis T. Manotok	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Senior Managing Director and Chief Finance Officer	Filipino
Ramon G. Opulencia	Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Managing Director and Treasurer	Filipino
Renato O. Marzan	Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Managing Director, General Counsel, Asst. Corporate Secretary and Compliance Officer	Filipino
John Philip S. Orbeta	Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Managing Director	Filipino

DIRECTORS AND EXECUTIVE OFFICERS OF

AZALEA INTERNATIONAL VENTURE PARTNERS LTD.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Azalea International Venture Partners Ltd. are set forth below.

Name	Employer & Business Address	Occupation/ Position	Citizenship
Delfin L. Lazaro	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Director	Filipino
Ricardo N. Jacinto	c/o Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Managing Director	Filipino
Gerardo C. Ablaza, Jr.	c/o Globe Telecom 5/F Globe Telecom Plaza Pioneer cor Madison Sts. Mandaluyong City Philippines	Senior Managing Director	Filipino
Rufino Luis T. Manotok	c/o Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Senior Managing Director and Chief Finance Officer	Filipino
Charles C. Cosgrove	c/o Ayala International Raffles City Tower #320-03 A Singapore	Managing Director	American

DIRECTORS AND EXECUTIVE OFFICERS OF

LIVEIT INVESTMENTS LIMITED

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of LiveIt Investments Limited are set forth below.

Name	Employer & Business Address	Occupation/ Position	Citizenship
Alfredo I. Ayala	Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Managing Director	Filipino
Renato O. Marzan	Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Managing Director	Filipino

DIRECTORS AND EXECUTIVE OFFICERS OF

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Newbridge International Investment Ltd (“Buyer”) are set forth below.

Name	Employer & Business Address	Occupation/ Position	Citizenship
Alfredo I. Ayala	Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Managing Director	Filipino
Renato O. Marzan	Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City Philippines 1226	Managing Director	Filipino

SCHEDULE B

TRANSACTIONS IN SHARES OF THE ISSUER DURING THE LAST SIXTY DAYS

BY AYALA CORPORATION

All of the purchases of Shares set forth below were made by Ayala Corporation (“Reporting Person”) through Newbridge International Investment Ltd. (“Buyer”):

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Approximate Price Per Share			Aggregate Purchase Price (excluding commissions & other costs)
November 6, 2007	5,317	Indirect	US$	8.52		US$	45,312
November 7, 2007	193,845	Indirect	US$	8.67		US$	1,679,822
November 8, 2007	25,727	Indirect	US$	8.99		US$	231,278
November 9, 2007	17,800	Indirect	US$	9.00		US$	160,200
November 16, 2007	11,252	Indirect	US$	9.18		US$	103,315
November 20, 2007*	115,638	Indirect	PhP	395.00	**	PhP	45,677,010	***

Total	369,579

*	To close of business (5:00 p.m., Manila time).
**	Approximately US$9.16 based on Philippine Dealing System exchange rate on November 20, 2007 of PhP43.11:US$1.00 as of close of business (5:00 p.m., Manila time).
***	Approximately US$1,059,546 based on Philippine Dealing System exchange rate on November 20, 2007 of PhP43.11:US$1.00 as of close of business (5:00 p.m., Manila time).